================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

================================================================================





                                    FORM 11-K

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


     [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
     [ ]           TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
             FOR THE TRANSITION PERIOD FROM __________ TO __________

                         COMMISSION FILE NUMBER 1-13086



================================================================================

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN

================================================================================

                         Weatherford International, Inc.
                             515 Post Oak Boulevard
                                    Suite 600
                                Houston, TX 77027

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                          INDEX TO FINANCIAL STATEMENTS

                            AND SUPPLEMENTAL SCHEDULE


                                                                              Page
                                                                              ----

Report of Independent Public Accountants                                        2

Financial Statements-
    Statements of Net Assets Available for Plan Benefits as of
       December 31, 2001 and 2000                                               3

    Statement of Changes in Net Assets Available for Plan Benefits
       for the Year Ended December 31, 2001                                     4

Notes to Financial Statements                                                   5

Supplemental Schedule-
    Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
       as of December 31, 2001                                                  9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Weatherford International, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and supplemental schedule referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i, schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP



Houston, Texas
May 14, 2002

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 2001 AND 2000


                                                              2001           2000
                                                          ------------   ------------
ASSETS:
   Investments, at fair value                             $154,548,126   $162,323,420

   Receivables-
     Participants' contributions                               923,169      1,185,647
     Company contributions                                     303,343        295,609
     Pending settlement                                         97,630        983,389
     Accrued income receivable                                  32,751         50,615
                                                          ------------   ------------
                    Total receivables                        1,356,893      2,515,260
                                                          ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $155,905,019   $164,838,680
                                                          ============   ============


   The accompanying notes are an integral part of these financial statements.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001



ADDITIONS:
   Investment loss-
     Net investment loss from collective trusts                $     (367,133)
     Net investment loss from mutual funds                         (7,411,735)
     Net depreciation in fair value of common stock                (6,980,795)
                                                               --------------
                                                                  (14,759,663)
   Interest income                                                    679,548
                                                               --------------
                                                                  (14,080,115)
   Contributions-
     Participants                                                  14,231,857
     Company                                                        3,694,002
     Rollover                                                       4,052,111
                                                               --------------
                                                                   21,977,970
   Transfer from other plans                                          523,965
                                                               --------------
                           Total additions                          8,421,820
                                                               --------------
DEDUCTIONS:
   Benefits paid to participants and beneficiaries                 17,283,748
   Administrative fees                                                 71,733
                                                               --------------
                           Total deductions                        17,355,481
                                                               --------------
NET DECREASE                                                       (8,933,661)
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year         164,838,680
                                                               --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year            $  155,905,019
                                                               ==============


    The accompanying notes are an integral part of this financial statement.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000



1.  DESCRIPTION OF THE PLAN:

The following description of the Weatherford International, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by the board of directors (the Board of Directors) of Weatherford International, Inc. (Weatherford or the Company).

The Company's Board of Directors appointed a committee (the Administrative Committee) to administer the Plan. Merrill Lynch Trust Company (Merrill Lynch) serves as asset custodian and trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2001, the Plan document was amended and restated.

Eligibility

All employees, other than employees who are subject to collective bargaining agreements, employees who are nonresident aliens and receive no U.S.-source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States, are eligible to participate in the Plan on their dates of hire but are not eligible to participate for purposes of the Company's matching or discretionary contributions until the employee has completed one year of continuous service.

Contributions

An eligible employee may elect to contribute, by payroll deductions to the Plan on a pre-tax and/or after-tax basis subject to certain limitations, up to 16 percent of his or her considered compensation, as defined by the Plan. The combination of employee contributions cannot exceed 16 percent of considered compensation, as defined by the Plan. In addition, participants may contribute amounts representing rollovers from other qualified plans.

The Company shall make matching contributions equal to 50 percent of the participant's pre-tax contributions up to 6 percent of considered compensation, as defined by the Plan. Effective July 1, 2001, the Company changed the definition of considered compensation used to calculate the Company match from eligible base earnings to eligible gross earnings which includes overtime, bonuses and commissions but does not include relocation or severance pay. The Company, solely at the discretion of the Board of Directors, may make additional discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2001.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions, an allocation of the Company's discretionary contribution, if any, and Plan earnings thereon. Earnings are allocated by investment based on the ratio of the participant's account invested in a particular investment to all participants' accounts in that investment.

Investment Options

Participants may invest in any of ten mutual funds, two collective trusts, a money market account and Company common stock. Shares of Grant Prideco, Inc. received as a result of a prior transaction may be sold and reinvested in other investment options, but no additional shares may be purchased.

Each participant who has invested in Company common stock has the right to vote the shares of stock in his or her account with respect to any matter that comes before the stockholders for a vote.

Vesting

Participants are immediately vested in their elective deferral account, rollovers from other qualified plans, the participant's Company match and discretionary contribution accounts and actual earnings thereon.

Expenses of the Plan

During 2001, administrative fees incurred by the Plan were paid by the Company, except for participant loan fees, which were paid from the account of the participant requesting the loan.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one half of the fair market value of the participant's vested account balance. Loan maturity dates range from one year to five years except when the loan is used to purchase a participant's principal residence. In the case of home loans, all such loans are required to be repaid within ten years. The loans are fully secured by a pledge of the participant's vested account balance and bear interest at the prime rate as reported in The Wall Street Journal or at a rate determined by the Administrative Committee.

Withdrawals and Terminations

A participant may withdraw the value of his or her after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participant's pre-tax contributions and Company contributions will be available to a participant who has attained age 59-1/2 or in the event of severe and immediate financial hardship. Withdrawals based on financial hardship result in a suspension of employee contributions for 12 months.

In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance will be distributed to the participant or his or her beneficiary as a lump sum. Upon termination of employment, the participant's entire account balance will be available for withdrawal. If the participant's account balance is less than $5,000, the participant is paid a lump-sum payment as soon as practicable after his or her termination date. Certain benefits related to other forms of payment are protected by the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared and presented in accordance with the accrual method of accounting. Benefits are recorded when paid.

Changes in Presentation

Certain reclassifications have been made to amounts reported in the prior year to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The fair value of investments in collective trusts is based on the market value of their underlying assets as determined by the investment issuer. Investments in mutual funds and common stocks are reported at fair market value based on quoted market prices. Participant loans receivable are stated at cost, which approximates fair value.

Investment income is recorded when earned. Realized gains (losses) on the sale of investments, unrealized appreciation (depreciation) in the fair value of investments and dividends are shown as net investment loss from collective trusts and mutual funds on the statement of changes in net assets available for plan benefits. Realized gains (losses) on the sale of common stock and unrealized appreciation (depreciation) in the fair value of common stock are shown as net depreciation in fair value of common stock on the statement of changes in net assets available for plan benefits. No dividends were paid on Company common stock during 2001.

For the years ended December 31, 2001 and 2000, certain of the mutual funds may have utilized foreign currency exchange contracts and/or invested in futures contracts.

Guaranteed Investment Accounts

The Merrill Lynch Retirement Preservation Trust is a collective trust fund investing primarily in guaranteed investment contracts (GICs), synthetic GICs and U.S. Government securities. The GICs are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The interest rate was 6.26 percent and 6.75 percent at December 31, 2001 and 2000, respectively. The effective yield of the collective trust fund was 6.5 percent for the year ended December 31, 2001.

3.  INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets available for plan benefits:

                                                                     December 31,
                                                             ---------------------------
                                                                 2001           2000
                                                             ------------   ------------
Common stock of Weatherford International, Inc.              $ 23,589,927   $ 22,996,980
Davis New York Venture Fund, Inc. (Class A)                    21,186,571     26,217,585
Merrill Lynch Balanced Capital Fund, Inc. (Class A)            15,289,130     17,045,264
Merrill Lynch Equity Index Trust                               17,176,853     20,311,979
Merrill Lynch Retirement Preservation Trust                    36,156,938     32,646,941
Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)        8,809,044     10,955,984

4.   ASSETS TRANSFERRED FROM OTHER PLANS:

During 2001, account balances of participants totaling $475,897 were transferred to the Plan from the Oil Country Manufacturing, Inc. Profit Sharing 401(k) Plan and account balances of participants totaling $48,068 were transferred to the Plan from the Weatherford Enterra, Inc. Money Purchase Pension Plan.

5.   RISKS AND UNCERTAINTIES:

The Plan provides for various investments in collective trusts, mutual funds, a money market fund and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

6.   TAX STATUS:

The Plan obtained its latest determination letter on April 19, 2000, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended and restated since receiving the determination letter. The Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001 and 2000. The Administrative Committee filed for a new determination letter from the IRS on February 14, 2002.

7.   RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of Weatherford International, Inc. common stock and mutual funds and collective trusts managed by Merrill Lynch. Merrill Lynch is the trustee and asset custodian of the Plan and Weatherford International, Inc. is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

8.   SUBSEQUENT EVENTS (Unaudited):

In conjunction with the November 30, 2001, acquisition of Johnson Screens, the Plan accepted rollovers in the amounts of approximately $10,648,000 and $583,000 on January 18, 2002, and March 19, 2002, respectively.

Also related to the Johnson Screens acquisition, the Plan was amended effective January 1, 2002, to permit participation of certain collectively bargained employees who were previously employed by United States Filter Corporation. The amendment generally provides for those employees to defer into the Plan up to 18 percent of their eligible compensation and to receive a matching contribution equal to 50 percent of their deferrals, up to 7 percent of eligible compensation. The amendment also provides for vesting of matching contributions in increments of 33 1/3 at the end of the first and second years of service and full vesting after three years of service.

               WEATHERFORD INTERNATIONAL, INC. 401(k) SAVINGS PLAN


          SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2001



                                                                                                Principal
                                                                                                 Number
                                                                                                of Units/              Current
        Identity of Issue                    Description of Investment                           Shares     Cost        Value
        -----------------                    -------------------------                        ------------  ----    ------------

COLLECTIVE TRUSTS:
   Merrill Lynch Trust Company*      Merrill Lynch Equity Index Trust                              213,112   (a)    $ 17,176,853
   Merrill Lynch Trust Company*      Merrill Lynch Retirement Preservation Trust                36,156,938   (a)      36,156,938
                                                                                                                    ------------
                                                Total collective trusts                                               53,333,791
                                                                                                                    ------------

MUTUAL FUNDS:
   AIM Funds                         AIM Balanced Fund (Class A)                                    14,670   (a)         380,538
   Davis Venture Group               Davis New York Venture Fund, Inc. (Class A)                   833,133   (a)      21,186,571
   Mercury Hotchkis Wiley Funds      Hotchkis and Wiley International Fund (Class I)               182,393   (a)       3,551,190
   Massachusetts Investors           Massachusetts Investors Growth Stock Fund (Class A)            99,367   (a)       1,280,838
   Merrill Lynch Trust Company*      Merrill Lynch Balanced Capital Fund, Inc. (Class A)           571,984   (a)      15,289,130
   Merrill Lynch Trust Company*      Merrill Lynch Corporate Bond Intermediate Term
                                       Portfolio (Class A)                                         589,414   (a)       6,518,914
   Merrill Lynch Trust Company*      Merrill Lynch Global Allocation Fund, Inc. (Class A)          410,743   (a)       5,278,045
   Phoenix Investment Partners       Phoenix-Engemann Small and Mid Cap Growth Fund (Class A)      331,416   (a)       8,809,044
   Pilgrim International             Pilgrim International Small Cap Growth Fund (Class A)          19,594   (a)         443,210
   State Street Research             State Street Research Aurora Fund (Class A)                    96,064   (a)       3,107,669
                                                                                                                    ------------
                                                Total mutual funds                                                    65,845,149
                                                                                                                    ------------

COMMON STOCKS:
   Weatherford International, Inc.*  Common stock of Weatherford International, Inc.               633,105   (a)      23,589,927
   Grant Prideco, Inc.               Common stock of Grant Prideco, Inc.                           313,521   (a)       3,605,492
                                                                                                                    ------------
                                                Total common stocks                                                   27,195,419
                                                                                                                    ------------

MONEY MARKET ACCOUNT:
   Merrill Lynch Trust Company*      Merrill Lynch U.S.A. Government Reserves                      550,650   (a)         550,650
                                                                                                                    ------------
                                                Total money market account                                               550,650
                                                                                                                    ------------

OTHER:
   Merrill Lynch Trust Company*      Cash, interest-bearing                                   $      4,693   (a)           4,693
   Participant loans*                Interest rates from 6% to 10.5% per annum                $  7,618,424   (a)       7,618,424
                                                                                                                    ------------
                                                Total assets                                                        $154,548,126
                                                                                                                    ============

*Identified party in interest.
(a)Cost omitted for participant-directed investments.

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        WEATHERFORD INTERNATIONAL, INC.
                                           401(k) SAVINGS PLAN




Date:  May 14, 2002                     /s/ Jon R. Nicholson
       ------------                     ----------------------------------------
                                        Jon R. Nicholson
                                        Senior Vice President, Human Resources
                                        and Information Technology,
                                        For Weatherford International, Inc., and
                                        Administrative Committee Member

                                INDEX TO EXHIBIT



   EXHIBIT
   NUMBER                        DESCRIPTION
   -------                       -----------
     23.1       Consent of Independent Public Accountants
     99.1       Temporary Note 3T to Article 3 of Regulation S-X